Maquia Capital Acquisition Corporation

50 Biscayne Boulevard, Suite 2406,

Miami, FL 33132

VIA EDGAR

March 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Brigitte Lippmann

Re:	Maquia Capital Acquisition Corporation

Registration Statement on Form S-1

File No. 333-253167

Filed February 16, 2021

Dear Ms. Lippmann:

Maquia Capital Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 3, 2021, regarding the Registration Statement on Form S-1 submitted to the Commission on February 16, 2021 (as amended, the “Registration Statement ”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Form S-1 filed February 16, 2021

Sourcing of Potential Initial Business Combination Targets, page 7

1.	We note your disclosure that your sponsor and your officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please disclose Guillermo Cruz's affiliation with Benessere Capital Acquisition Corp., briefly describe Benessere's business strategy, and state whether Benessere has entered into a business combination agreement.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on pages 7 and 87 of the Registration Statement.

Signatures, page 165

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 22, 2021

2.	Please include the signatures for at least a majority of your directors. See Instruction 1 to Signatures in Form S-1.

In response to the Staff’s comment, we have revised the signature page to the Registration Statement to include the signatures of at least a majority of our directors.

Index to financial statements, page F-1

3.	We note you have a fiscal year end of December 31 and you provided audited financial statements as of January 29, 2021 and for the period from December 10, 2020 (inception) through January 29, 2021. Please tell us how you determined it would be appropriate to not provide audited financial statements as of your fiscal year end. Refer to Rule 8-08 of Regulation S-X.

We respectfully advise the Staff that we did not include the audited financial statements as of December 31, 2020 or for the period from December 10, 2020 (inception) to December 31, 2020 because we did not have any business activities during that time. If the Company were to present the audited financial statements for the period from December 10, 2020 (inception) to December 31, 2020, all the numbers therein would be 0. In particular, the consideration for the founder shares purchased by our sponsor was paid on January 28, 2021 and no shares were issued in December 2020. As such, we revised the reporting period in our financial statements to reflect the commencement of our business activities during the period from January 1, 2021 to January 29, 2021. Further, we have added appropriate disclosure in Note 1 to the financial statements properly disclosing that there was no business activity for the period December 10, 2020 (inception) through December 31, 2020.

In response to the Staff’s comment, we have also revised the disclosure on pages 13, 54, 80, 119, 122, F-7 and F-12 of our Registration Statement in accordance with the aforementioned.

Exhibits

4.	Please include the consent of Luis Antonio Marquez-Heine to serve as a director. See Rule 438 of Regulation C.

In response to the Staff’s comment, we have included the consent of Luis Antonio Marquez-Heine to serve as a director as Exhibit 99.3 to the Registration Statement.

*   *   *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Sabrina He, at she@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jeff Ransdell
Name: Jeff Ransdell
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP